Mark E. Crone Managing Partner mcrone@cronelawgroup.com

January 30, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Steve Lo

Kimberly Calder

John Coleman

Cheryl Brown

Irene Barberena-Meissner

Re:	Idaho Copper Corporation Form 10-K for the Fiscal Year Ended January 31, 2024 Filed May 15, 2024 Form 8-K Filed October 8, 2024 File No. 333-108715

Dear Sir and Madam:

On behalf of Idaho Copper Corporation, a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) this correspondence in response to the comments of the staff (the “Staff”), dated January 3, 2025, with reference to the Company’s Form 10-K filed with the Commission on May 15, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended January 31, 2024

Item 2. Properties, page 7

1.

Consistent with the comment in our letter dated October 23, 2024, if you continue to claim mineral resources please file an amended Form 10-K for the Fiscal Year Ended January 30, 2024 with the mineral resource disclosure, as required by Item 1304(d) of Regulation S-K. The resource disclosure should include the price, cut-off grade, metallurgical recovery factor, and the specific point of reference in which the resources were calculated, such as in-situ, mill feed, saleable product, etc. Additionally, also consistent with our comment letter dated October 23, 2024, include the incremental mineral property disclosure in your amended filing, as required by item 1304(b) of Regulation S-K, including:

● the location of your property, accurate to within one mile, using an easily recognizable coordinate system,

● the total cost or book value of the property, and

● a brief description of any significant encumbrances to the property, including current and future permitting requirements and the associated timelines and conditions.

Response: The Company intends to amend its form 10-K for the Fiscal Year Ended January 31, 2024 once it clears comments with the Commission for its Registration Statement filed on Form S-1 (File No. 333-280762) such that all disclosure will align in accordance with the Comments of the Staff.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

cc: Steven Rudofsky

Chief Executive Officer

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686